Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
February 5, 2014

VIA EDGAR AND HAND DELIVERY

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Boulder Brands, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 Comment Letter dated January 22, 2014 File No. 001-33595

Dear Mr. Hiller:

This letter provides responses of Boulder Brands, Inc. (the “Company”) to the comments set forth in the letter dated January 22, 2014 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in relation to the disclosure contained in the Company’s Form 10-K (the “2012 Form 10-K”) for the fiscal year ended December 31, 2012.  For your convenience, we have set forth below each of the comments to the 2012 Form 10-K, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 18 - Segment Information, page F-28

1.
We note your response to prior comment two indicating that you believe your present segment disclosures adequately reflect revenues based on similar product groups, having considered the guidance related to operating segment aggregation in FASB ASC 280-10-50-11 and determining that products within each segment have similar marketing strategies, distribution methods, classes of customers, degrees of risk, and opportunities for growth. However, we note that you have made various references to different growth rates, revenue trends, and profitability for product groups in public disclosures based on similarity in the nature of the products, including premium spreads and butter; bakery; grocery; and milk. We would like to better understand your process of operating segment identification and aggregation and therefore ask that you address the following points:

•
Submit a schedule listing the operating segments you have identified based on the definition in FASB ASC 280-10-50-1; including all operating segments which have been aggregated in preparing the amounts disclosed for your reportable segments.

The Company currently discloses segment-level financial information for two reportable operating segments – Natural and Smart Balance. As of December 31, 2013, the Company’s Natural operating segment included the results of the Company’s Glutino, Udi’s, Earth Balance and EVOL brands, while the Smart Balance segment included the results of the Company’s Smart Balance, Level and Best Life brands.  The Company’s determination of its reportable operating segments is based on a careful and thorough analysis of applicable accounting authority and the internal management structure of the Company.  The operating segments identified and reported by the Company reflect the manner in which the Company organizes its business for the purpose of making operating decisions, assessing performance and allocating resources.  The Company has not aggregated any operating segments to prepare the amounts disclosed for its reportable segments.

ASC 280-10-50-1 provides, in part, that a reportable operating segment is defined as a business unit whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.  The Company’s internal management structure places the Chief Executive Officer (“CEO”) in the role of CODM.  The Company’s CEO allocates resources and assesses business performance at the segment level – Natural and Smart Balance.  The CODM sets performance targets and resource allocations for each segment, communicates those targets to his direct reports, the segment managers, and meets individually with the segment managers on a regular basis to monitor performance of the segments.

The CEO does not assess the performance of product groups, brands or geographies and does not make resource allocation decisions at this level.  The Company’s internal management structure consists of two Executive Vice Presidents, one for Natural Brands and one for Smart Balance Brands, each of whom report directly to the CODM.  The Company’s segment managers set performance targets and allocate budgeted resources below the operating segment level.  At the product group or brand level, the Company’s segment managers are fully responsible for strategic and daily operating decisions, including how to further allocate resources to achieve the business objectives in their respective segment.

•
Submit the analysis that you performed in concluding that aggregation is appropriate for each operating segment under all criteria in FASB ASC 280-10-50-11, including the criteria of being consistent with the objectives and basic principles set forth in FASB ASC 280-10-10-1; clarify how you determined that providing more detailed segment disclosure would detract from these objectives if this is your view.

The Company’s operating segments are Natural and Smart Balance.  The Company respectfully notes that it has not aggregated any operating segments in preparing the information disclosed as its reportable segments, as information is reported at the Natural and Smart Balance level.  This is the level at which the Company’s CODM regularly reviews operating results to make decisions about resources to be allocated and to assess performance.  As such, the Company determined that it is this operating segment level which allows users of its financial statements to better understand performance, assess prospects for future net cash flows and make more informed judgments about the Company as a whole which are the objectives requiring disclosures about segments.

•
Submit a copy of the information package provided to your CODM covering all business activities and operating results for the quarter ended September 30, 2013 and the year ended December 31, 2012, plus any additional reports upon which the CODM may have relied upon in making resource allocation decisions and assessing performance. Please explain your rationale in identifying the CODM as an individual rather than a group if others are responsible for resource allocation by brand or according to the nature of the products; it should be clear how your approach is consistent with FASB ASC 280-10-50-5 through 280-10-50-9.

Attached at Tabs 1 and 3 in the Supplemental Materials please find the December 31, 2012 and September 30, 2013 monthly reporting packages sent to the CODM.  You will note from review of these packages that financial information is presented on the total Company consolidated level, as well as, at the operating segment level – Natural and Smart Balance.  It is at this level that the CODM is making resource allocation decisions and assessing performance. The CODM also periodically receives a Risks and Opportunities (“R&O”) e-mail from the Company’s Senior Vice President Finance and Treasury which provides key changes and updates to the Company’s results for the month and/or quarter.  You will note that the September 2013 R&O attached at Tab 2 in the Supplemental Materials is broken out by operating segment – Natural and Smart Balance.  The December 2012 O&R attached at Tab 4 in the Supplemental Materials was not broken out by operating segment and is reported at the total Company consolidated level.  This particular additional report was not updated to reflect the Company’s new operating segments established in the third quarter of 2012 until early 2013.

ASC 280-10-50-5 identifies the CODM as a function that allocates resources to and assesses the performance of the segments of a public entity.  The Company’s CODM is its Chief Executive Officer, who has oversight responsibilities for each of the Company’s operating segments.  The CEO reports directly to the Board of Directors for the financial performance and strategic planning of the Company.  The CEO is responsible for both determining how resources are allocated among the two segments and the performance of each segment.

ASC 280-10-50-7 states that an operating segment generally has a segment manager, which is a function and not necessarily a manager with a specific title that is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the segment.  The Company has two executive officers, each of whom are directly accountable to the Company’s CEO, responsible for presenting to the Company’s CEO the operating activities, financial results, forecasts and plans for the segments for which he is responsible, as follows, as of December 31, 2013:

-	John Becker, Executive Vice President, Smart Balance Brands
-	TJ McIntyre, Executive Vice President, Natural Brands

It should be noted that in January 2014, John Becker has left the Company.  As a result of his departure, the Company has named Duane Primozich as its Executive Vice President of Balance Brands.  The “Balance” segment will now replace what was formally known as the Company’s “Smart Balance” segment.  TJ McIntyre will continue to run the Natural Brands segment.  As of January 1, 2014, the Company’s Natural operating segment includes the results of the Company’s Glutino, Udi’s, and EVOL brands, while the Balance segment includes the results of the Company’s Smart Balance, Earth Balance, Level and Best Life brands. Effective with the first quarter of 2014, the Company intends to therefore change the composition of its reportable operating segments and as such, the Company will reflect this change in its First Quarter 2014 Form 10-Q filing along with the corresponding comparable information for prior periods.

•
Submit a copy of all information provided to your board of directors covering business activities and operating results for the quarter ended September 30, 2013 and the year ended December 31, 2012, which was not also provided to your CODM, and explain how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6.

Attached at Tabs 5 and 6 in the Supplemental Materials please find meeting materials for the Company’s December 2012 Board of Directors Meeting and September 2013 Board of Directors Meeting.

As you review this information, you will note that each of the Segment Executive Vice Presidents present detailed information relating to their operating segment.  The information presented at each meeting is fluid and highlights the key aspects of the operating segment at that time. The level of detail provided is at the discretion of the Segment Executive Vice President and is provided to illustrate and explain underlying drivers in their segment’s performance and business plans.  Certain detailed information (such as gross sales and/or volume information) may be presented at a level lower than the operating segment level; however, this is presented to describe, among other things, reasons for fluctuations in line items or new product introductions.  This lower level of data is not the level used by the CODM and the CODM does not make any segment or product level operating decisions, allocate resources or provide approvals based on the information provided in the Executive Vice Presidents presentations.  This lower level of data does not show profitability and the CODM cannot make a determination of profitability based on the lower level of data presented.  The information presented at the product group or brand level, including any gross sales or volume data, does not provide a sufficient basis for the CODM to assess performance or make resource allocation decisions.  It enables the CODM only to understand, as he should, the high level business dynamics within the operating segment.  This point is further illustrated by the fact that the measure by which the Company assesses profitability, brand profit, is only presented at the operating segment level – Natural and Smart Balance.

•
Submit an organizational chart that shows your internal financial reporting structure identifying your officers and managers and others who are responsible for the brands and product lines that comprise your principal business operations.

Attached at Tab 7 in the Supplemental Materials is the organizational chart (dated as of July 2013) showing both the individuals responsible for making resource allocation decisions and assessing performance of the Company’s business units and its internal reporting structure.  The Executive Vice President of each segment reports directly to, and is directly accountable to, the CODM.  While there are some individuals that manage certain aspects of the income statement at a level below the operating segments (i.e. at the brand level), the ultimate responsibility for the operating segment and its profitability lies with the Executive Vice President (i.e. the segment manager) whom reports directly to the CODM.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8735 with any questions.
Sincerely, /s/ Michael A. Levitt Michael A. Levitt

Cc:
Joseph Klinko (Securities & Exchange Commission)
John Cannarella (Securities & Exchange Commission)
Christine Sacco (Boulder Brands, Inc.)
Norman Matar (Boulder Brands, Inc.)
Christina Calabrese (Boulder Brands, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)

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